SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(b)


                      TROPICAL SPORTSWEAR INT'L CORPORATION
                      -------------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   89708P-10-2
                                   -----------
                                  (CUSIP Number)



                 ------------------------------------------------





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------------------------                                        ---------------
CUSIP No. 89708P-10-2                     13G                     Page 2 of 6
          -----------
------------------------                                        ---------------


-------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Accel, S.A. de C.V.
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a):
                                                                         (b):
-------------------------------------------------------------------------------
 3  SECURITIES USE ONLY
-------------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

             Mexican Corporation
-------------------------------------------------------------------------------
     NUMBER OF          5  SOLE VOTING POWER

                                    0
                     ----------------------------------------------------------
SHARES BENEFICIALLY     6  SHARED VOTING POWER

                                    1,600,450
                     ----------------------------------------------------------
   OWNED BY EACH        7  SOLE DISPOSITIVE POWER

                                    0
                     ----------------------------------------------------------
 REPORTING PERSON       8  SHARED DISPOSITIVE POWER
       WITH
                                    1,600,450
-------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,600,450
-------------------------------------------------------------------------------
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            :
-------------------------------------------------------------------------------
 11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             21.1%
-------------------------------------------------------------------------------
 12 TYPE OF REPORTING PERSON

             CO
-------------------------------------------------------------------------------

     Basis asserted, among others, for use of this form: continued ownership of shares by investor as a person in the business of investing.

-----------------------                                        --------------
CUSIP No. 89708P-10-2                    13G                    Page 3 of 6
          -----------
-----------------------                                        --------------


-------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Eloy S. Vallina-Laguera
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a):
                                                                       (b):
-------------------------------------------------------------------------------
 3  SECURITIES USE ONLY
-------------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

             Citizen of Mexico
-------------------------------------------------------------------------------
     NUMBER OF          5  SOLE VOTING POWER

                                    0
                     ----------------------------------------------------------
SHARES BENEFICIALLY     6  SHARED VOTING POWER

                                    1,600,450
                     ----------------------------------------------------------
   OWNED BY EACH        7  SOLE DISPOSITIVE POWER

                                    0
                     ----------------------------------------------------------
 REPORTING PERSON       8  SHARED DISPOSITIVE POWER
       WITH
                                    1,600,450
-------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,600,450
-------------------------------------------------------------------------------
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             :
-------------------------------------------------------------------------------
 11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             21.1%
-------------------------------------------------------------------------------
 12 TYPE OF REPORTING PERSON

             IN
-------------------------------------------------------------------------------

     Basis asserted, among others, for use of this form: continued ownership of shares by investor as a person in the business of investing.

                                  SCHEDULE 13G


Item 1(a).  Name of issuer:

            Tropical Sportswear Int'l Corporation, a Florida corporation (the "Issuer")


Item 1(b).  Address of Issuer's Principal Executive Offices:

            4902 West Waters avenue
            Tampa, Florida  ###-##-####


Item 2(b).  Name of Person Filing:

            This statement is being filed on behalf of the following entities and individual (collectively, the "Filing Parties"):

            Accel, S.A. de C.V. ("Accel"); and
            Eloy S. Vallina-Laguera (Mr. Vallina)


Item 2(b)
 and 2(c).  Address of Principal Business Office or, if None, residence:

            Accel, S.A. de C.V.
            Virginia Fabregas no. 80
            Col. San Rafael
            06470 Mexico, D.F.

            Mexican Corporation

            Eloy S. Vallina-Laguera
            Av. Zarco No. 2401
            Col. Zarco. 1756-1000
            Chihuahua, Chihuahua
            Mexico

            Citizen of Mexico

Item 2(d).  Title of Class of Securities:

            Common Stock (hereinafter, the "Common Stock")

Item 2(e).  CUSIP Number:

            89708P-10-2
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                                                                 Page 5 of 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         Not Applicable.

Item 4.  Ownership.

         Immediately prior to the Issuer's initial public offering on October 28, 1997, Accel beneficially owned 2,250,450 shares of the Issuer, or 37.5% of the then outstanding Common Stock of the Issuer. Of the Common Stock sold in the Issuer's initial public offering, 650,000 shares of Common Stock were sold by Accel. As of October 31, 1997, Accel owned 1,600,450 shares of Common Stock, or 21.1% of the then outstanding Common Stock of the Issuer. Accel has the sole voting and dispositive power with respect to such shares.

         Mr. Vallina owns approximately 146,791,190 shares or approximately 42.0% of the outstanding common stock of Accel. In addition, he controls companies that hold approximately 30,486,620 shares or approximately 8.8% of the outstanding common stock of Accel.

Item 5.  Ownership of five Percent or Less of a Class.

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         This Schedule 13G is being filed pursuant to Rule 13d-1(b) and (c). The Filing Parties are: Accel, S.A. de C.V., a Mexican corporation, and Eloy S. Vallina-Laguera, a citizen of Mexico and majority shareholder of Accel.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification.

         By signing below, the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not

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                                                                   Page 6 of 6

         acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   ACCEL, S.A. DE C.V.



DATED:  February 13, 1998          By:    /s/ Jesus Alvarez-Morodo
                                          ------------------------
                                         Jesus Alvarez-Morodo
                                         President and Chief Executive Officer



                                   ELOY S. VALLINA-LAGUERA



DATED:  February 13, 1998          By:    /s/ Eloy S. Vallina-Laguera
                                         ----------------------------
                                         Eloy S. Vallina-Laguera

                                                                      EXHIBIT A

                             JOINT FILING AGREEMENT

                  AGREEMENT (the "Agreement"), dated as of February 13, 1998 between Accel, S.A. de C.V., a Mexican Corporation ("Accel") and Eloy S. Vallina-Laguera, an individual ("Mr. Vallina").

                  WHEREAS, Accel and Mr. Vallina each owns in excess of five percent (5%) of the shares of the issued and outstanding common stock ("TSI Common Stock") of Tropical Sportswear Int'l Corporation, a Florida corporation; and

                  WHEREAS, pursuant to Rule 13d-1(f)(1) under the Securities Act of 1934, as amended (the "Act"), Accel and Mr. Vallina may jointly file a statement on Schedule 13G with the Securities and Exchange Commission (the "SEC") with respect to their respective beneficial ownership of shares of TSI Common Stock;

                  NOW,   THEREFORE,   in  consideration  of  the  covenants  and
provisions set forth below, the parties hereto agree as follows:

                  1. Accel and Mr. Vallina hereby agree to jointly file a statement on Schedule 13G and any amendments thereto with the SEC on behalf of each of them with respect to their respective beneficial ownership of shares of TSI Common Stock.

                  2. Accel and Mr. Vallina hereby authorize Jesus Alvarez-Morodo as agent to receive all notices and communications from the SEC to Accel and Mr. Vallina for all matters including matters relating to the
Schedule 13G.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.


                                      ACCEL, S.A. DE C.V.


                                      By: /s/ Jesus Alvarez-Morodo
                                         ---------------------------------
                                             Name:  Jesus Alvarez-Morodo
                                             Title:  President and CEO





                                      /s/ Eloy S. Vallina-Laguera
                                      ------------------------------------
                                             Eloy S. Vallina-Laguera


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